Exhibit 99.2

ASML Holding N.V.

Remuneration Report

Contents

6	Message of the Supervisory Board

7	The Remuneration Committee

8	2010 Remuneration Policy - Board of Management

14	2012 Remuneration - Board of Management

17	2012 Remuneration - Supervisory Board

ASML HOLDING N.V. - REMUNERATION REPORT 2012

Message of the Supervisory Board

Dear Shareholders, dear Stakeholders,

We are pleased to present the Remuneration Report over financial year 2012 (“the Report”). In this Report, you will find the remuneration policy and the remuneration details of the Board of Management and the Supervisory Board of ASML Holding N.V. (“ASML” or the “Company”). The Supervisory Board has made efforts for this Report to be fully compliant with the Dutch Corporate Governance Code and best market practice.

The Remuneration Policy, as adopted by the General Meeting of Shareholders on March 24, 2010, has not changed in 2012. The remuneration principles therefore remained applicable for 2012:

•	Transparent - the policy and its execution need to be clear and practical;
•	Aligned - the remuneration needs to be fully aligned with the ASML business needs;
•	Long-term - the incentives to management need to focus on long-term value creation; and
•	Compliant - ASML adopts the highest standards of good corporate governance.

In the course of the past ten years, the remuneration policy has had a number of partial reviews. In 2012, the Remuneration Committee conducted a fundamental review of the ASML remuneration policy taking into account the aforementioned principles. In order to adequately advise the Supervisory Board in this review, the Remuneration Committee met several times in 2012. Also, a working group was initiated by the Remuneration Committee to facilitate these preparations; the external advisor and relevant internal departments were represented in this working group. The Board of Management was not represented in this working group, but consulted occasionally. The review included a scenario analysis to gain a thorough understanding of the effects of possible amendments. The Supervisory Board approved the new remuneration policy that will be submitted to the AGM in 2013 for adoption.

In addition to the remuneration policy review, the Supervisory Board decided upon the following main topics, as prepared by the Remuneration Committee;

•	The performance levels achieved in 2012 and the corresponding variable remuneration pay-out;
•	The conditions for the long term incentive award 2012 - 2015 and the applicable performance peer group;
•	The performance measures applicable for the variable remuneration in 2012;
•	The adjustment of the base salary levels in 2012, in line with the budget for senior management.

Details of the execution of the remuneration policy 2012 can be found in this Report. The proposed new remuneration policy will be submitted to the AGM 2013.

The Supervisory Board

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The Remuneration Committee

The Remuneration Committee of ASML advises the Supervisory Board, and prepares resolutions with respect to the review and execution of the Remuneration Policy as adopted by the General Meeting of Shareholders on March 24, 2010. The Supervisory Board approves the proposals of the Remuneration Committee and, in case of policy changes, submits the proposed remuneration policy to the General Meeting of Shareholders for adoption. The members of the ASML Remuneration Committee are Jos W.B. Westerburgen (chairman), Hendrika (Ieke) C.J. van den Burg and Pauline F.M. van der Meer Mohr. In 2012, Wolfgang H. Ziebart was appointed as a member of the Remuneration Committee in anticipation of the resignation of Jos Westerburgen per the AGM in 2013.

Responsibilities of the Remuneration Committee

The Remuneration Committee:

•	Oversees the development and implementation of compensation and benefits programs for the members of the Board of Management (“Board of Management”);
•

Reviews and proposes the corporate objectives and targets relevant to the compensation of all members of the Board of Management, in cooperation with the Audit Committee and the Technology and Strategy Committee;

•

Evaluates the achievements of the Board of Management with respect to the short and long-term quantitative performance criteria in cooperation with the Audit Committee and the Technology and Strategy Committee. The qualitative performance criteria are evaluated by the Supervisory Board. Furthermore, the Remuneration Committee advises the Supervisory Board on the resulting compensation levels for the members of the Board of Management;

•	Conducts internal pay relativity analyses in order to assure appropriate pay differentials within the Company;
•	Analyzes possible outcomes of the variable remuneration components and assesses how they may affect the remuneration for the Board of Management (scenario analyses);
•	Reviews and proposes the remuneration of the Supervisory Board.

The Supervisory Board has the discretionary power to adjust variable remuneration components both upwards and downwards if these would, in the opinion of the Supervisory Board, produce an unfair result due to extraordinary circumstances during the period in which the predetermined performance criteria have been or should have been achieved (ultimum remedium). Besides this, the Supervisory Board may recover from the Board of Management any variable remuneration awarded on the basis of incorrect financial or other data (claw back).

For a more comprehensive overview of the responsibilities of the Remuneration Committee, please refer to the Rules of Procedure of the Remuneration Committee as posted on the website www.asml.com.

Activities during 2012

In 2012, the Remuneration Committee met six times in scheduled meetings, either in person or via conference call. In addition, members of the Remuneration Committee participated several times in the remuneration policy working group meetings. In principle, the Remuneration Committee meets without Board of Management members being present.

Role of the external advisor

The consultant who acts as the advisor to the Remuneration Committee does not perform any other services for the Board of Management.

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2010 Remuneration Policy - Board of Management

In this section, an overview is provided of the 2010 Remuneration Policy - Board of Management (“2010 Remuneration Policy”).

The following table provides an overview of the 2010 Remuneration Policy as applied in 2012.

2010 Remuneration Policy
Base salary	•	Derived from the median level of the benchmark on Total Direct Compensation (conducted once every two years).
	•	The Remuneration Committee considers the appropriateness of any change in base salary based on the market levels, as well as salary adjustments for other ASML employees.
Short term incentive	•	On target levels (as % of base salary):
	–	Chief Executive Officer: 75%
	–	Other members Board of Management: 60%
	•	Four targets are set on a semi-annual and two on an annual basis.
	•	Annual payout in cash, determined by the performance on five quantitative objectives (weighted 80% in total) and one qualitative objective (weighted 20% in total).
Long term incentive	•	On target levels (as % of base salary):
	–	Chief Executive Officer: 80%
	–	Other members Board of Management: 80%
	•	Maximum award is 146.25% of base salary.
	•	Annual award, vesting is determined by both a quantitative (ROAIC - weighted 80%) and qualitative (weighted 20%) performance metric measured over a period of three calendar years.
Pension benefits	•	Positioned in line with common market practice of companies included in the AEX index.

Philosophy and objectives

The Remuneration Policy is such that it will enable ASML to continue to attract, reward and retain qualified and seasoned industry professionals in an international labor market. Furthermore, the Remuneration Policy supports a long-term focus of the Board of Management and ensures alignment of performance criteria to ASML’s strategy.

Reference market

Given the international composition of ASML’s business as well as ASML’s staff, Total Direct Compensation (which consists of base salary, short and long-term incentives) is measured against the market median of appropriate top executive reference markets. These benchmark assessments are, in principle, conducted once every two years. In the year that no benchmark assessment is conducted, the Supervisory Board considers the appropriateness of any change of base salary based on the market environment as well as the salary adjustments for other ASML employees.

For the market assessment, the reference market consists of a group of European companies mainly in the ICT and Technology sector. Size parameters that are taken into account when interpreting the comparability of potential reference companies include revenue, the number of employees and market capitalization.

The European reference market consists of the following companies:

Company
Alcatel-Lucent	KPN
ASM International	LogicaCMG
Atos Origin	Logitech
Cap Gemini	Nokia Siemens Networks
Capita Group	NXP
Computacenter	Randstad
DSM	Reed Elsevier
Gemalto	SAP
Imtech	St Microelectronics
Infineon Technologies	Wolters Kluwer

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The reference market is reviewed and verified every two years by the Supervisory Board in order to ensure the appropriateness of its composition. In 2012, the Supervisory Board made no adjustments to the reference market.

Total Direct Compensation

Total Direct Compensation consists of base salary, a short-term performance incentive in cash and a long-term performance incentive in shares. It aims to balance short-term and long-term performance and to align the remuneration with long-term value creation.

Whilst referencing to the relevant reference markets on the one hand, the aim is to find a balance between fixed base salary and variable performance related incentives on the other hand. This pay mix is influenced by the degree in which target performance levels are met or over-achieved.

Overview of pay package (base salary equals 100%)

The graph below presents the pay mix for the members of the Board of Management in case of an on target and maximum performance. It illustrates ASML’s focus on pay-for-performance and rewarding long-term performance and value creation.

Base salary

The level of base salary is not separately benchmarked, but derived from the median level of the benchmark on Total Direct Compensation as described above.

Base salary increase, effective January 1, 2012, has been set at four percent for all members of the Board of Management. This percentage is equal to the budget for base salary increases for ASML’s senior management.

Short-term incentive (STI)

The annual performance-related cash incentive will have an on target level of 75 percent of base salary for the CEO and 60 percent for the other members of the Board of Management. The payouts are pro-rated on a linear basis to the level of achievement of six performance criteria. For each performance criterion challenging but realistic targets are set (both for ‘on target’ and ‘threshold’ performance - for below threshold performance for the respective performance criterion no payout will occur). The performance target setting and performance evaluation is conducted in cooperation with the relevant committees of the Supervisory Board. The Company’s external auditor is engaged to verify the consistent application of the approved calculation method and the accuracy of the calculations of STI outcomes.

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The short-term performance criteria, which refer to financial and other parameters that are used to drive the business, are:

	On target payout (as % of base salary)

	CEO	Other members of the Board of Management

Financial
1 Direct Material Margin on New Systems	12%	9.6%
2 Total Company Cost Base	12%	9.6%
3 Operating Cash Flow	12%	9.6%
Non-financial
4 Technology Leadership Index	12%	9.6%
5 Market Position	12%	9.6%
6 Qualitative target based on agreed key objectives	15%	12%

Total	75%	60%

Of the five quantitative performance criteria (number 1-5), three are based on the achievement of measurable financial targets, one on technology based objectives and one on achievements in the market place. The Technology Leadership Index includes qualitative elements. Additionally, the qualitative target (number 6) is based on the achievement of agreed key objectives.

In principle, the weighting of each of the five quantitative criteria is equal (weighted 80 percent in total). The sixth target is weighted at 20 percent of the total opportunity. The setting and measuring period of the financial and technology based targets is semiannual, and for the market related and qualitative targets it is annual. The overall payout is annual and the cash incentive is accrued during the performance period.

The weighting of the quantitative criteria, but also the emphasis of specific drivers of these criteria, may change from time to time in order to be fully aligned with the strategic priorities in any given year. All performance criteria are set in advance and will not change during the performance period.

Long-term incentive (LTI)

The members of the Board of Management are eligible to receive performance shares, which will be awarded annually under the condition of fulfillment of predetermined performance targets. Performance relative to these targets is measured over a period of three calendar years. The Company’s external auditor is engaged to verify the consistent application of the approved calculation method and the accuracy of the calculations of LTI outcomes.

ASML defines and sets stretching targets. The maximum number of performance shares to be conditionally awarded will equal 146.25 percent of base salary divided by the value of one performance share (i.e. reflecting maximum achievement). For on target achievement, the value of performance shares will be 80 percent of base salary.

The exact number of performance shares that becomes unconditional will be calculated at the end of the performance period, based on a predefined payout matrix (performance incentive zone).

The performance measures for obtaining performance shares are:

A. ASML’s relative Return on Average Invested Capital (ROAIC) position compared to the Peer Group (weighted 80 percent).

B. A qualitative target related to ASML’s long-term ability to keep performing at high standards (weighted 20 percent).

A. ROAIC as performance measure

ROAIC provides ASML’s cash rate of return on capital it has put to work, regardless of the capital structure of the Company. In other words, ROAIC is a fundamental metric to measure the value creation of the Company. In order to calculate ROAIC two components will be used: Net Operating Profit After Tax (NOPAT) and Average Invested Capital (AIC). ROAIC is determined by dividing the three-year average income (loss) from operations less provision for (benefit from) income taxes by the three-year average invested capital. The average invested capital is determined by total assets less cash and cash equivalents, less short-term investments, less current liabilities.

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The current composition of the Peer Group, which is used for the measurement of ASML’s relative ROAIC position, is presented in the table below. The Peer Group consists of a number of globally active companies in primarily the semiconductor industry that compete for shareholder preference.

ROAIC Peer Group

Company

Advanced Energy	Joy Global

Applied Materials	KLA-Tencor

ASM International	LAM Research

Caterpillar	MKS Instruments

Cymer	Rockwell Collins

The Peer Group is reviewed and verified by the Supervisory Board on an annual basis in order to ensure the appropriateness of their composition. The Supervisory Board may make adjustments to this ROAIC Peer Group on the basis of market circumstances (mergers, acquisitions, or other corporate activities). In 2012 Caterpillar, Joy Global and Rockwell Collins were added to the Peer Group replacing companies that no longer qualified to be included (Asyst, Novellus and Varian). In view of the intended merger between ASML and Cymer, the Remuneration Committee is currently investigating possible substitute companies for the intended replacement of Cymer in 2013.

B. Qualitative target

The long-term qualitative target for the performance period covering 2012 to 2014 will focus on Customer Satisfaction. The long-term qualitative target for the performance periods 2010 to 2012 and 2011 to 2013 relates to Management Development.

Performance incentive zone

The number of performance shares that become unconditional is dependent on the relative ROAIC performance of ASML (over a three-year period) and the evaluation of the qualitative target by the Supervisory Board (over a three-year period). The LTI payout matrix for the 2012 conditional grant is reflected in the table below. At the beginning of each three-year performance cycle the LTI payout matrix (for that cycle) is set.

Calculation method

For the determination of the number of performance shares that will be conditionally awarded, a fixed number approach is applied. Under this approach, the number of shares is fixed for two consecutive years. Every two years, the fixed number is calculated using the maximum achievable value of 146.25 percent of base salary divided by the value of the performance share at grant date in the respective year.

The value of a performance share is calculated at the beginning of the performance period, on the day of publication of ASML’s annual results in the year in which the targets are set, using the market value of the underlying share during the three preceding years and applying a discount of 30 percent.

LTI Payout matrix

	Payout as a % of base salary

		Qualitative target Overachieved	Qualitative target Achieved	Qualitative target Not achieved

Relative ROAIC	1	146.25%	133%	117%
position (quantitative)	2	146.25%	133%	117%
	3	146.25%	133%	117%
	4	121.25%	108%	92%
	5	121.25%	108%	92%
	6	93.25%	80%	64%
	7	77.25%	64%	48%
	8	65.25%	52%	36%
	9	57.25%	44%	28%
	10	29.25%	16%	0%
	11	29.25%	16%	0%

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Vesting and holding period

Once the shares are unconditionally awarded after fulfillment of the performance conditions, the Board of Management member will retain the shares for a certain minimum period. This period will be at least two years after the date the award became unconditional or until the termination of employment, whichever period is shorter. So, in general, the period before the Board of Management member obtains full rights to the shares will be five years in total.

In so far as taxation is due in respect of the unconditionally awarded shares, the Board of Management member will be allowed to sell unconditionally awarded shares with a value equal to the amount of the tax due (“sell to cover”).

Pensions

The pension arrangement for the Board of Management is based on the excedent arrangement for ASML employees in The Netherlands. The plan is a defined contribution opportunity as laid down in Dutch fiscal regulations. Pensionable income is base salary only. Risk premiums for (temporary) survivors pensions are paid separately by the employer. The employee contribution in the plan is set at 4 percent of the pension base (pensionable income minus Witteveen-threshold)1.

Other benefits and expense reimbursements

In addition to the pension benefits mentioned earlier, the members of the Board of Management also receive other benefits and expense reimbursements, which may include company car costs, travel expenses, social security costs, health and disability insurance costs, representation allowances and housing costs for some members (gross amount before taxes).

Employment contracts

In 2012 addenda to the employment contracts of the Board of Management members were agreed upon, implementing Ultimate Remedium and Claw Back provisions as well as an amended Change of Control arrangement, as referred to below.

Terms of appointment/employment

Members of the Board of Management appointed after the 2004 amendment of the Articles of Association, are appointed for a period of four years, after which reappointment is possible for consecutive terms of maximum four years. Messrs. Peter T.F.M. Wennink and Martin A. van den Brink’s appointment to the Board of Management is for an indefinite period of time, as their initial appointment was before 2004. The Supervisory Board honors existing employment contracts, including all rights and obligations under these contracts.

Severance arrangement

Employment agreements for members of the Board of Management appointed after March 31, 2004 (i.e. Messrs. Eric Meurice, Frits J. van Hout and Frédéric J.M. Schneider-Maunoury) contain specific provisions regarding benefits upon termination of those agreements.

Employment agreements with the Board of Management members concluded prior to March 31, 2004 (i.e. Messrs. Wennink and Van den Brink) do not contain specific provisions regarding benefits upon termination of those agreements. Potential severance payments in such case will be according to applicable law (e.g. cantonal formula in the Netherlands). In line with the appointment/employment period, the Supervisory Board does not deviate from existing contractual obligations.

If the Company gives notice of termination of the employment agreement for reasons which are exclusively or mainly found in acts or omissions on the side of the Board of Management member, no severance amount will be granted. If this is not the case, a year base salary severance or, if applicable, a severance payment consistent with the Dutch Labor laws will be made available upon the effective date of termination.

1)	Dutch pension arrangements have a threshold in the buildup of pension entitlements. This threshold exists because all participants are assumed to be entitled to the Dutch state pension (AOW) and therefore do not need an additional pension over the first part of their pensionable income. The minimum level in the fiscal legislation for this threshold is related to the AOW allowance and is known as the Witteveen-threshold. This threshold is calculated as the annual AOW allowance (including holiday allowance) for a married person times 10/7. The Witteveen-threshold for 2012 is Euro 13,062.00.

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This severance payment will also be made available in case the Board of Management member gives notice of termination of the employment agreement due to a significant difference of opinion between the respective executives and the Supervisory Board regarding his employment agreement, his function or the Company’s strategy.

Change of control

Board of Management members with an employment agreement dated after March 31, 2004 (i.e. Messrs. Meurice, Van Hout and Schneider-Maunoury) shall also be entitled to the aforementioned severance amount in the event ASML or its legal successor gives notice of termination due to a Change of Control (as defined in the employment agreement) or if the Board of Management member gives notice of termination, which is directly related to such Change of Control and such notice is given within twelve months from the date on which the Change of Control occurs.

In order to comply with the highest standards of corporate governance, the potential benefit of a Change of Control under the long-term incentive arrangement is mitigated. This arrangement entails that the share price will be fixed on the average of i) the average closing share price over a period of 15 trading days prior to first public announcement of Change of Control negotiations, and ii) the average closing share price over a period of 30 trading days prior to closing of the transaction.

Share ownership

ASML does not apply formal share ownership guidelines. However, following Article 17 of the Rules of Procedure Board of Management (‘Any holding of shares in the Company’s capital by Board of Management members is for the purpose of long-term investment and not for short-term speculation’), the Company encourages share ownership by the Board of Management. This is also reflected in the ASML remuneration policy (e.g. by applying holding restrictions) and the overview of the share ownership of the Board of Management in 2012.

Loans

ASML has not granted any personal loans, guarantees, or the like to members of the Board of Management.

Expected developments with regard to remuneration for 2013

Throughout the years, ASML has changed and also the opinion on Board remuneration in society has shifted significantly. For 2013, ASML proactively looks into the years to come and intends to introduce a policy that will support the long-term development of ASML in a highly dynamic environment.

More than ever, the challenge for ASML will be to drive technology, to serve our customers and to satisfy our stakeholders. These drivers will be the backbone of the new remuneration policy.

To realize these intentions, new solutions will be defined on five major components of executive remuneration:

1.	Composition of the reference group

2.	Balance between fixed and variable compensation (short and long term)

3.	Alignment of Board remuneration with senior management and employees

4.	Effectiveness of performance measures

5.	Standards of corporate governance: compliancy, transparency, simplicity

The details of the proposed 2013 remuneration policy will be presented during the AGM on 24 April 2013 and will be subject to shareholder approval.

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2012 Remuneration - Board of Management

The remuneration of the Board of Management members for the financial year 2012 was determined using the 2010 Remuneration Policy, as adopted by the General Meeting of Shareholders on March 24, 2010.

Effective January 1, 2012 the base salary increased by four percent for all member of the Board of Management which also impacts the variable remuneration, i.e. the STI and LTI, because it is calculated as a percentage of base salary. In 2012 the short-term performance criteria (6 out of 6 performance criteria were achieved on target or above target) result in a cash payout of EUR 1,767,900 representing 75.0 percent of Mr. Meurice’s base salary, 60.0 percent of Messrs. Wennink’s, Van den Brink’s, van Hout’s and Schneider-Maunoury’s base salary.

Although less shares (17 percent) are granted to the Board of Management in 2012 (compared to 2011), the LTI (share awards) increased in 2012 (compared to 2011) by 48 percent (EUR 2,285,099). The increase in LTI (share awards) mainly resulted from an increase in fair value of the shares as of the grant date from EUR 13.05 in 2009 to EUR 37.33 in 2012.

The table below reflects the total remuneration per member of the Board of Management. Please note that the reported figures reflect costs incurred for the company in 2012 under US GAAP and IFRS.

Total remuneration:

	Fixed		Short-term (variable)		Long-term (variable)		Total Remuneration	Other

	Financial Year	Base salary EUR	STI (Cash)[1] EUR	Option awards[2] EUR	LTI (share awards)[3] EUR		Total[7] EUR	Pension[8] EUR	Compensation Pension Premium[9] EUR	Other benefits and expense reimbursement[10] EUR

E. Meurice	2012	818,000	613,500	-	2,079,601	[4]	3,511,101	167,427	-	127,116
	2011	787,000	586,709	-	1,413,218	[5]	2,786,927	140,113	88,050	136,765
	2010	757,000	566,236	42,648	935,617	[6]	2,301,501	136,697	-	132,630
P.T.F.M. Wennink	2012	508,000	304,800	-	1,289,415	[4]	2,102,215	79,190	-	46,275
	2011	488,000	291,043	-	875,493	[5]	1,654,536	85,994	94,455	44,669
	2010	469,000	280,650	26,401	579,321	[6]	1,355,372	84,229	-	43,627
M.A. van den Brink	2012	538,000	322,800	-	1,366,039	[4]	2,226,839	83,990	-	47,540
	2011	517,000	308,339	-	927,912	[5]	1,753,251	91,243	181,826	45,502
	2010	497,000	297,405	28,025	617,004	[6]	1,439,434	90,388	-	44,817
F.J. van Hout	2012	445,000	267,000	-	1,131,676	[4]	1,843,676	69,110	-	37,313
	2011	428,000	255,259	-	832,201		1,515,460	75,134	9,735	35,190
	2010	412,000	246,541	23,209	471,700		1,153,450	65,300	-	34,549
F.J.M. Schneider-Maunoury	2012	433,000	259,800	-	1,144,137		1,836,937	67,190	-	28,889
	2011	416,000	248,102	-	676,945		1,341,047	56,475	4,290	28,313
	2010	400,000	239,360	-	326,947		966,307	55,011	-	34,788

1	Actual STI (cash) chargeable to the company in the financial year (i.e. STI relating to performance in the current year but paid out in the next financial year).
2	The remuneration reported as part of the option awards is based on cost incurred under US GAAP and IFRS. The costs of the option awards are based on the actual vested number of option awards multiplied by the fair value of the option awards at grant date and are recorded in the consolidated income statement on a straight line basis over the vesting period. For actual number of option awards and more details see the details of stock options held by members of the Board of Management. The use of performance stock options in the short term incentive plan was withdrawn as of 2010. The last performance option awards were granted in 2009 and became unconditional in 2010.
3	The remuneration reported as part of the LTI (share awards) is based on cost incurred under US GAAP and IFRS. The costs of share awards are charged to the consolidated income statement over the 3 year vesting period based on the maximum achievable number of share awards. Therefore the costs for e.g. the financial year 2012 include costs of the Board of Management performance share plan 2012, 2011 and 2010. Furthermore the difference between the amount based on the maximum achievable number of share awards and the amount based on the actual number of share awards that vest, is released to the consolidated income statement in the financial year in which the share awards vest. For actual number of share awards and more details see the details of shares held by members of the Board of Management.
4	The remuneration reported as part of the LTI (share awards) for the year 2012 includes an adjustment for the Board of Management performance share plan 2009 based on the actual number of share awards vested in 2012. The adjustment for Mr Meurice, Mr Wennink, Mr van den Brink and for Mr van Hout amounts to EUR -106,266, EUR -65,785, EUR -69,831, EUR -57,838 respectively.
5	The remuneration reported as part of the LTI (share awards) for the year 2011 includes an adjustment for the Board of Management performance share plan 2008 based on the actual number of share awards vested in 2011. The adjustment for Mr Meurice, Mr Wennink and for Mr van den Brink amounts to EUR -148,040, EUR -91,645, EUR -97,281, respectively.
6	The remuneration reported as part of the LTI (share awards) for the year 2010 includes an adjustment for the Board of Management performance share plan 2007 based on the actual number of share awards vested in 2010. The adjustment for Mr Meurice, Mr Wennink and for Mr van den Brink amounts to EUR -296,287, EUR -183,612, EUR -191,972, respectively.
7	This total reflects base salary, STI (cash), option awards and LTI (share awards).
8	The pension arrangement has been adjusted upwards to match common market practice as from 2010. Furthermore, since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have additional pension obligations beyond the annual premium contribution. As per 2010, the employee contribution to the pension plan is 4 percent of the pension base.
9	In 2011, compensation was paid to the Board of Management regarding the risk premium for spouse/orphan pensions, to align the Board of Management pension arrangement with senior management. This concerned a reimbursement for risk premiums that were erroneously paid by the participants in the past.
10	Other benefits and expense reimbursement are gross amounts and may include housing costs, company car costs, travel expenses, social security costs, health and disability insurance costs and representation allowances.

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The maximum number of conditionally granted shares that the members of the Board of Management may acquire if specified performance criteria are achieved, provided that applicable employment conditions are met, is included in below overview of share awards. If such specified performance criteria are not achieved (and/or applicable employment conditions are not met), no performance shares will be unconditionally granted.

The tables below provide a comprehensive overview of conditional share awards that are in the performance period and unconditional share and option awards that are included in the lock up period or that have become free tradable in 2012.

Overview of share awards (as per December 31, 2012):

	At moment of grant					At moment of vesting					At end of lock-up period

Board of Management	Grant date	Status	Full control	Number	Fair value[1] EUR	Total fair value[2] EUR	Vesting date	Number		Share price at vesting EUR	Total (pre-tax) market value[4] EUR	End of lock- up date	Number	Share price at end of lock-up EUR	Total (pre-tax) market value[5] EUR

E. Meurice	4/18/2012	Conditional	No	73,570	37.33	2,746,368	4/18/2015	-		-	-	4/18/2017	-	-	-
	4/13/2011	Conditional	No	88,732	28.29	2,510,228	4/13/2014	-		-	-	4/13/2016	-	-	-
	2/1/2010	Conditional	No	88,732	22.93	2,034,625	2/1/2013	-		-	-	2/1/2015	-	-	-
	2/2/2009	Unconditional	No	57,002	13.05	743,876	2/2/2012	48,859	[3]	33.92	1,657,297	2/2/2014	-	-	-
	2/4/2008	Unconditional	No	57,002	18.18	1,036,296	2/4/2011	48,859	[3]	31.81	1,554,205	2/4/2013	-	-	-
	1/17/2007	Unconditional	Yes	66,338	20.39	1,352,632	1/17/2010	51,807		22.86	1,184,308	1/17/2012	51,807	33.67	1,744,342

P.T.F.M. Wennink	4/18/2012	Conditional	No	45,689	37.33	1,705,570	4/18/2015	-		-	-	4/18/2017	-	-	-
	4/13/2011	Conditional	No	54,974	28.29	1,555,214	4/13/2014	-		-	-	4/13/2016	-	-	-
	2/1/2010	Conditional	No	54,974	22.93	1,260,554	2/1/2013	-		-	-	2/1/2015	-	-	-
	2/2/2009	Unconditional	No	35,287	13.05	460,495	2/2/2012	30,246	[3]	33.92	1,025,944	2/2/2014	-	-	-
	2/4/2008	Unconditional	No	35,287	18.18	641,518	2/4/2011	30,246	[3]	31.81	962,125	2/4/2013	-	-	-
	1/17/2007	Unconditional	Yes	41,111	20.39	838,253	1/17/2010	32,106		22.86	733,943	1/17/2012	32,106	33.67	1,081,009

M.A. van den Brink	4/18/2012	Conditional	No	48,387	37.33	1,806,287	4/18/2015	-		-	-	4/18/2017	-	-	-
	4/13/2011	Conditional	No	58,256	28.29	1,648,062	4/13/2014	-		-	-	4/13/2016	-	-	-
	2/1/2010	Conditional	No	58,256	22.93	1,335,810	2/1/2013	-		-	-	2/1/2015	-	-	-
	2/2/2009	Unconditional	No	37,458	13.05	488,827	2/2/2012	32,107	[3]	33.92	1,089,069	2/2/2014	-	-	-
	2/4/2008	Unconditional	No	37,458	18.18	680,986	2/4/2011	32,107	[3]	31.81	1,021,324	2/4/2013	-	-	-
	1/17/2007	Unconditional	Yes	42,980	20.39	876,362	1/17/2010	33,565		22.86	767,296	1/17/2012	33,565	33.67	1,130,134

F.J. van Hout	4/18/2012	Conditional	No	40,023	37.33	1,494,059	4/18/2015	-		-	-	4/18/2017	-	-	-
	4/13/2011	Conditional	No	48,293	28.29	1,366,209	4/13/2014	-		-	-	4/13/2016	-	-	-
	2/1/2010	Conditional	No	48,293	22.93	1,107,358	2/1/2013	-		-	-	2/1/2015	-	-	-
	2/2/2009	Unconditional	No	31,021	13.05	404,824	2/2/2012	26,589	[3]	33.92	901,899	2/2/2014	-	-	-

F.J.M. Schneider-	4/18/2012	Conditional	No	38,944	37.33	1,453,780	4/18/2015	-		-	-	4/18/2017	-	-	-
Maunoury	4/13/2011	Conditional	No	46,886	28.29	1,326,405	4/13/2014	-		-	-	4/13/2016	-	-	-
	2/1/2010	Conditional	No	46,886	22.93	1,075,096	2/1/2013	-		-	-	2/1/2015	-	-	-

1	The fair value of the shares as of the grant date.
2	Total fair value is calculated by multiplying the number of shares awards by the fair value at grant date. Costs under USGAAP and IFRS might deviate from the value attributed to the individual awards at the date of grant, due to differences in calculation method. Under USGAAP and IFRS, the fair value of the share awards is charged to the consolidated income statement over the vesting period.
3	The number of shares included in the lock-up period are reduced as a result of the synthetic share buy back due to an exchange for each 100 ordinary shares for 77 ordinary shares. The number of shares vested in 2012 after the synthetic share buy back for Mr. Meurice, Mr. Wennink, Mr. van den Brink and for Mr. van Hout are 37,621 shares, 23,289 shares, 24,722 shares and 20,473 shares, respectively. The number of shares vested in 2011 after the synthetic share buy back for Mr. Meurice, Mr. Wennink and for Mr. van den Brink was 37,621 shares, 23,289 shares and 24,722 shares, respectively.
4	Total (pre-tax) market value is calculated by multiplying the number of vested shares by the share price as per the vesting date.
5	Total (pre-tax) market value is calculated by multiplying the number of vested shares by the share price as per the end of lock-up period.

ASML HOLDING N.V. - REMUNERATION REPORT 2012	15

Overview of the unconditional option awards (as per December 31, 2012):

	At moment of grant						At moment of vesting				At end of lock-up period				Option term

Board of Management	Grant date	Full Control	Number	Exercise price EUR	Fair value[1] EUR	Total fair value[2] EUR	Vesting date	Number	Share price at vesting[3] EUR	Total intrinsic value[4] EUR	End of lock- up date	Number	Share price at end of lock-up EUR	Total intrinsic value[5] EUR	Expiration date

E. Meurice	2/2/2009	yes	84,895	12.39	5.73	486,448	2/2/2010	84,895	23.24	921,111	2/2/2012	84,895	33.92	1,827,789	2/2/2019
P.T.F.M. Wennink	2/2/2009	yes	52,554	12.39	5.73	301,134	2/2/2010	52,554	23.24	570,211	2/2/2012	52,554	33.92	1,131,488	2/2/2019
M.A. van den Brink	2/2/2009	yes	55,788	12.39	5.73	319,665	2/2/2010	55,788	23.24	605,300	2/2/2012	55,788	33.92	1,201,116	2/2/2019
F.J. van Hout	2/2/2009	yes	46,201	12.39	5.73	264,732	2/2/2010	46,201	23.24	501,281	2/2/2012	46,201	33.92	994,708	2/2/2019
F.J.M. Schneider-Maunoury	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

1	The fair value of the option award as of the grant date.
2	Total fair value is calculated by multiplying the number of options by the fair value at the date of grant. Costs under USGAAP and IFRS might deviate from the value attributed to the individual awards at the date of grant, due to differences in calculation method. Under USGAAP and IFRS, the fair value of the option awards is charged to the consolidated income statement over the vesting period.
3	The share price as per the vesting date.
4	Total intrinsic value is calculated by multiplying the number of vested option awards by the share price as per the vesting date -/- the exercise price. If the exercise price is higher than the share price as of the moment of vesting, a total intrinsic value of zero is included.
5	Total intrinsic value is calculated by multiplying the number of vested option awards by the share price as per the end of lock-up date -/- the exercise price. If the exercise price is higher than the share price as of the moment of vesting, a total intrinsic value of zero is included.

Below, an overview is provided of the actual outstanding share awards of each individual Board of Management member per December 31, 2012 (i.e. reflecting the development in the number of ASML shares held during 2012).

Details of shares held by members of the Board of Management:

	Dec. 31, 2012

Board of Management	Jan. 1, 2012	Shares vested	Shares sold[1]	Total	Free tradable[2]	With lock-up restriction[2]

E. Meurice	72,503	48,859	74,166	47,196	-	47,196
P.T.F.M. Wennink	29,551	30,246	38,022	21,775	-	21,775
M.A. van den Brink	31,117	32,107	40,109	23,115	-	23,115
F.J. van Hout	1,869	26,589	18,887	9,571	-	9,571
F.J.M Schneider-Maunoury	-	-	-	-	-	-

1	Shares sold in 2012 includes sell to cover for tax purposes and the synthetic share buy back. The number of shares sold as a result of the sell to cover for Mr. Meurice, Mr. Wennink, Mr. van den Brink and for Mr. van Hout are 18,212 shares, 16,106 shares, 17,097 shares and 14,159 shares, respectively. The number of shares held as per November 24, 2012 are reduced as a result of the synthetic share buy back due to an exchange for each 100 ordinary shares for 77 ordinary shares. The number of shares sold as a result of the synthetic share buy back for Mr. Meurice, Mr. Wennink, Mr. van den Brink and for Mr. van Hout are 14,098 shares, 6,505 shares, 6,905 shares and 2,859 shares, respectively.
2	All shares are held by an independent third party trust.

Below, an overview is provided of the actual outstanding options of each individual Board of Management member per December 31, 2012 (i.e. reflecting the development in the number of ASML options held during 2012).

Details of stock options held by members of the Board of Management:

	Jan. 1, 2012	Exercised during 2012	Share price on exercise date (EUR)	Vested during 2012	Expired during 2012	Total (Dec. 31, 2012)	Exercise price (EUR)	Expiration date

E. Meurice	23,270	23,270	35.12	-	-	-	11.53	1/19/2015
	88,371	88,371	36.70	-	-	-	17.90	1/18/2016
	95,146	95,146	43.89	-	-	-	20.39	1/17/2017
	42,448	42,448	36.67	-	-	-	17.20	2/4/2018
	84,895	84,895	34.93	-	-	-	12.39	2/2/2019

P.T.F.M. Wennink	31,500	-	0.00	-	31,500	-	58.00	1/20/2012
	52,554	52,554	33.60	-	-	-	12.39	2/2/2019

M.A. van den Brink	31,500	-	0.00	-	31,500	-	58.00	1/20/2012
	27,894	27,894	34.38	-	-	-	17.20	2/4/2018
	55,788	55,788	33.60	-	-	-	12.39	2/2/2019

F.J. van Hout	46,201	46,201	33.60	-	-	-	12.39	2/2/2019

F.J.M. Schneider-Maunoury	-	-	0.00	-	-	-	0.00	-

ASML HOLDING N.V. - REMUNERATION REPORT 2012	16

2012 Remuneration - Supervisory Board

The Remuneration Committee is responsible for reviewing and, if appropriate, recommending changes to the remuneration of the Supervisory Board. Any recommended changes to the remuneration of the members of the Supervisory Board must be submitted to the General Meeting of Shareholders for approval.

Fee levels

In 2011 the Supervisory Board proposed and the General Meeting of Shareholders approved an adjustment of the remuneration of the Supervisory Board, effective as per April 1, 2011. Furthermore the General Meeting of Shareholders approved a further increase of the annual (fixed) fee with a maximum amount of EUR 5,000 depending on circumstances, which the Supervisory Board implemented per April 1, 2012. The remuneration arrangement is set out in the table below.

In accordance with the Dutch Corporate Governance Code, the Supervisory Board remuneration is not dependent on the financial results of the Company. No member of the Supervisory Board personally maintains a business relationship with the Company other than as a member of the Supervisory Board.

Supervisory Board fee levels

Role	Annual (fixed) fee EUR	Audit Committee EUR	Other committees EUR

Chairman	70,000	15,000	12,000
Non-European member[1]	80,000	10,000	8,000
European member[1]	50,000	10,000	8,000

1	In addition to the annual (fixed) fee, the Vice-Chairman of the Supervisory Board receives EUR 5,000 to fulfill this role.

Additional reimbursements

In addition, in 2012, ASML paid a net cost allowance amounting to EUR 1,800 per year to each Supervisory Board member, and EUR 2,400 per year to the Chairman of the Supervisory Board.

Share ownership

Members of the Supervisory Board are free to acquire or dispose ASML shares or options for their own account, provided they comply with the applicable ASML Insider Trading Rules. Those securities are not part of members’ remuneration from the Company and are therefore not included. None of the members of the Supervisory Board currently ownes shares or options on shares of the Company.

Loans

The Company has not granted any (personal) loans to, nor has it granted any guarantees or the like in favor of, any of the members of the Supervisory Board.

ASML HOLDING N.V. - REMUNERATION REPORT 2012	17

Remuneration awarded in 2012

In the following table, an overview is presented with regard to the remuneration awarded to Supervisory Board members in 2012.

Supervisory Board remuneration in 2012

Year ended December 31	2012	Supervisory Board	Audit Committee	Remuneration Committee		Selection and Nomination Committee	Technology and Strategy Committee	Other[1,2]

Arthur P.M. van der Poel	94,750	68,750	10,000	-		8,000	8,000	-
Jos W.B. Westerburgen	96,116	48,750	-	12,000		12,000	-	23,366	[3]
OB Bilous	104,750	78,750	-	-		8,000	8,000	10,000
Fritz W. Fröhlich	68,750	48,750	15,000	-		-	-	5,000
Hendrika (Ieke) C.J. van den Burg	56,750	48,750	-	8,000		-	-	-
William T. Siegle	90,750	78,750	-	-		-	12,000	-
Pauline F.M. van der Meer Mohr	56,750	48,750	-	8,000		-	-	-
Wolfgang H. Ziebart	72,750	48,750	10,000	6,000	[4]	-	8,000	-

Total	641,366	470,000	35,000	34,000		28,000	36,000	38,366

1	To compensate for certain obligations ASML has towards the US government as a result of the merger with SVG in 2001, one US member receives an additional EUR 10,000 to fulfill these obligations.
2	In addition to the annual fixed fee, the Vice-Chairman of the Supervisory Board receives EUR 5,000 per year to fulfill his role.
3	In 2012 Jos Westerburgen received a provisional payment related to the supervisory board remuneration for the period January to April 2013. As legislation regarding VAT registration for Supervisory Board members will change as from 2013 and Jos Westerburgen will resign in 2013 it was discussed and agreed with the Dutch tax authorities to pay the remuneration fee in advance.
4	During 2012 Wolfgang H. Ziebart was appointed as member of the Remuneration Committee and therefore received a partial fee.

ASML HOLDING N.V. - REMUNERATION REPORT 2012	18